ORRICK, HERRINGTON & SUTCLIFFE LLP 51 W 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com

Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

January 26, 2015

Via E-mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Arthur C. Sandel, Special Counsel

Re:	UBS-Citigroup Commercial Mortgage Trust 2011-C1 (the “Transaction”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 333-166711-01

Dear Mr. Sandel,

On behalf of Citigroup Commercial Mortgage Securities Inc. (the “Company”), we thank you for your letter, dated January 12, 2015, transmitting the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).

On the date hereof, the Company has filed with the Commission via the EDGAR system Amendment No. 1 (the “Amended Filing”) to the Filing.  A copy of this letter is being transmitted via the EDGAR system contemporaneously with the filing of the Amended Filing.

Below are our responses, on behalf of the Company, to each of the comments included in your letter.  The responses follow each of the Staff’s comments, which have been retyped below.

Form 10-K

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

Comment:

1.
We note that the Form 10-K discloses material instances of non-compliance by National Tax Search, LLC and KeyBank National Association. Please disclose, either in an amended Form 10-K or a supplemental response, whether the transaction covered by this Form 10-K was part of the sample transactions reviewed to assess compliance with applicable servicing criteria for each of these servicing function participants. If the transaction covered by this Form 10-K was part of the transactions reviewed, please

January 26, 2015 Page 2

advise whether the identified instances of noncompliance involved this particular transaction. Please also confirm that you will disclose this type of information in future filings.

Response:

With respect to the report on assessment of compliance with applicable servicing criteria of National Tax Search, LLC (“NTS”) filed as Exhibit 33.7 to the Filing (the “NTS Assessment”), representatives of Wells Fargo Bank, National Association, which engaged NTS as a vendor, have advised us that the Transaction was not part of the sample transactions reviewed to assess compliance with applicable servicing criteria for NTS, and the instances of noncompliance identified in the NTS Assessment did not involve the Transaction.

With respect to the report on assessment of compliance with applicable servicing criteria of KeyBank National Association (“KeyBank”) filed as Exhibit 33.8 to the Filing (the “KeyBank Assessment”), KeyBank’s representatives have advised us that the Transaction was included as one of the transactions reviewed to assess compliance with applicable servicing criteria for KeyBank, and the instances of noncompliance identified in the KeyBank Assessment did not involve the Transaction.

 We hereby confirm, on behalf of the Company, that, in future Form 10-K filings with respect to the Transaction, if any servicing function participant’s report on assessment of compliance with applicable servicing criteria identifies any material instances of noncompliance, the Company will include disclosure of whether the identified material instances of noncompliance involved the Transaction.

Exhibit 35.4 to Form 10-K

Comment:

2.
In its annual statement of compliance, Rialto Capital Advisors, LLC (“Rialto”) references the “Security Agreement” or “Security Agreements.” Although these terms appear to be defined in the annual statement of compliance, it is unclear what specific agreement constitutes the “Security Agreement” and whether there is just one agreement or more than one agreement. Please confirm whether the agreement being referenced is the Pooling and Servicing Agreement, dated December 1, 2011, as amended, or identify the agreement or agreements to which Rialto is referring. Additionally, please confirm that,

January 26, 2015 Page 3

in future filings, Rialto’s servicer compliance statements will disclose the specific agreement or agreements to which Rialto is referring in order to make its annual statement of compliance.

Response:

Rialto’s annual statement of compliance has been amended to clarify that the agreement being referenced is the Pooling and Servicing Agreement, dated December 1, 2011, as amended.  Rialto’s amended annual statement of compliance is filed as Exhibit 35.3 to the Amended Filing.

We confirmed with Rialto that, in future filings, Rialto’s servicer compliance statements will disclose the specific agreement or agreements to which Rialto is referring in order to make its annual statement of compliance.

Exhibit 35.5 to Form 10-K

Comment:

3.
In its annual statement of compliance, KeyBank National Association (“KeyBank”) notes that a review of the performance of KeyBank “under the Agreement(s)” has been made and that KeyBank has fulfilled all of its obligations “under the Agreement” in all material respects. However, KeyBank does not define what that agreement is, and it is unclear whether there is just one agreement or more than one agreement. Please confirm whether the agreement being referenced is the Primary Servicing Agreement, dated December 1, 2011, between Wells Fargo Bank, National Association and KeyBank, as successor to KeyCorp Real Estate Capital Markets, Inc., or identify the agreement or agreements to which KeyBank is referring. Additionally, with respect to the Primary Servicing Agreement, we note that this agreement does not appear to have ever been filed as an exhibit. Please amend the Form 10-K to include this agreement as an exhibit and revise the exhibit index as appropriate. Finally, please confirm that, in future filings, KeyBank’s servicer compliance statements will disclose the specific agreement or agreements to which KeyBank is referring in order to make its annual statement of compliance.

Response:

KeyBank’s annual statement of compliance has been amended to clarify that the agreements being referenced are the Primary Servicing Agreement, dated December 1, 2011 (the “Primary Servicing Agreement”), between Wells Fargo Bank, National Association and

January 26, 2015 Page 4

KeyBank, as successor to KeyCorp Real Estate Capital Markets, Inc., and the Pooling and Servicing Agreement, dated December 1, 2011, as amended.  KeyBank’s amended annual statement of compliance is filed as Exhibit 35.5 to the Amended Filing.

In addition, the Primary Servicing Agreement is filed as Exhibit 10.4 to the Amended Filing.

We confirmed with KeyBank that, in future filings, KeyBank’s servicer compliance statements will disclose the specific agreement or agreements to which KeyBank is referring in order to make its annual statement of compliance.

As requested in your letter, we hereby acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please feel free to contact me at any time if I can provide additional information, or to discuss the Filing further.  You can reach me at (212) 506-3522.

Sincerely /s/ Janet A. Barbiere
Janet A. Barbiere Orrick, Herrington & Sutcliffe LLP

cc.
Michelle Stasny, United States Securities and Exchange Commission
Paul Vanderslice, Citigroup Commercial Mortgage Securities Inc.
Richard Simpson, Citigroup Commercial Mortgage Securities Inc.
Ryan M. O’Connor, Citigroup Commercial Mortgage Securities Inc.
William J. Cullen, Orrick, Herrington & Sutcliffe  LLP